April 1, 2025

Henry Liu
Chief Executive Officer
Lakeside Holding Limited
1475 Thorndale Avenue, Suite A
Itasca, IL 60143

       Re: Lakeside Holding Limited
           Registration Statement on Form S-1
           Filed March 19, 2025
           File No. 333-285931
Dear Henry Liu:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note there are inconsistencies throughout the registration statement regarding the number of shares comprising the 7,967,331 shares of common stock being registered and offered for sale by the selling shareholder. For example, the prospectus cover page, footnote (3) to the selling shareholder table and the opinion reflect that the
       7,967,331 shares to be registered consist of (i) up to 7,398,504 shares of common stock underlying the Notes, which represents the 4,273,504 shares of common stock issuable upon conversion of the Note issued in the initial first tranche closing and an estimated 3,125,000 shares of common stock issuable upon conversion of the Note issued in the subsequent first tranche closing at an assumed floor price of $0.16 per share, and (ii) up to 568,827 shares issuable upon exercise of the Warrants, including
       318,827 shares of common stock underlying the Warrant issued to the selling
 April 1, 2025
Page 2

       shareholder in the initial closing of the first tranche exercisable at the exercise price of
       $1.9098 per share, plus additional shares estimated for purposes of the subsequent
       Warrant in the subsequent closing of the first tranche. However, disclosure on page 6 states that the 7,967,331 shares to be registered consist of (i) up to 4,273,504 shares of common stock issuable pursuant to the terms of the Notes and (ii) up to 568,827 shares issuable upon exercise of the Warrants. In addition, footnotes
(3) and (4) to the
       calculation of filing fee table reflect that the (i) 7,398,504 shares of common stock underlying the Notes represents 2,708,175 shares of common stock for the Note issued in the initial first tranche closing and 3,125,000 share of common stock for the
       Note issued in the subsequent first tranche closing, and (ii) 568,827 shares issuable upon exercise of the Warrants consist of 318,827 shares of common issuable upon the exercise of Warrant issued in the initial first tranche closing, and 3,125,000 shares of common stock issuable upon the exercise of warrants issuable in the subsequent first tranche closing. Please reconcile disclosures throughout the registration statement relating to the number of shares of common stock being offered for sale by the selling shareholder, and ensure that the disclosures are consistent throughout the registration statement.
2. We note you are registering for resale 7,967,331 shares of common stock. Given the size of the offering relative to the number of shares outstanding, please provide us with a detailed analysis as to why you believe the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule
       415(a)(1)(i), rather than a primary offering in which the selling shareholder is actually an underwriter selling on your behalf. For guidance, please see Question
612.09 of the
       Division   s Securities Act Rules Compliance & Disclosure
Interpretations.
3. Please revise your disclosure to clarify whether the issuance of the 7,967,331 shares of common stock being registered is subject to shareholder approval in accordance with Nasdaq Listing Rule 5635(d). Please also confirm that you will not request acceleration of the effective date of your registration statement until you have obtained shareholder approval. In that regard, we note the preliminary information statement on Schedule 14C filed on March 19, 2025 states that the written consent taken by your majority stockholders will become effective 20 calendar days following the date the information statement is first mailed to your stockholders.
4. Please revise to provide the undertakings required by Item 17 of Form S-1 and Item
       512(a) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 April 1, 2025
Page 3



       Please contact Karina Dorin at 202-551-3763 or Daniel Morris at 202-551-3314 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation